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Exhibit 99.2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in thousands of Euro)	Note reference	2013	Related parties (note 29)	2012 Restated(*)	Related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	617,995	—	790,093	—
Accounts receivable	7	680,296	11,616	698,755	1,248
Inventories	8	698,950	—	728,767	—
Other assets	9	238,761	931	209,250	13

Total current assets		2,236,002	12,547	2,426,866	1,261
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,183,236	—	1,192,394	—
Goodwill	11	3,045,216	—	3,148,770	—
Intangible assets	11	1,261,137	—	1,345,688	—
Investments	12	58,108	49,097	11,745	4,265
Other assets	13	126,583	778	147,036	2,832
Deferred tax assets	14	172,623	—	169,662	—

Total non-current assets		5,846,903	49,875	6,015,294	7,097

TOTAL ASSETS		8,082,905	62,422	8,442,160	8,358

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	44,921	—	90,284	—
Current portion of long-term debt	16	318,100	—	310,072	—
Accounts payable	17	681,151	10,067	682,588	9,126
Income taxes payable	18	9,477	—	66,350	—
Short-term provisions for risks and other charges	19	123,668	—	66,032	—
Other liabilities	20	523,050	27	589,658	72

Total current liabilities		1,700,386	10,095	1,804,984	9,198
NON-CURRENT LIABILITIES:
Long-term debt	21	1,716,410	—	2,052,107	—
Employee benefits	22	76,399	—	191,710	—
Deferred tax liabilities	14	268,078	—	227,806	—
Long-term provisions for risks and other charges	23	97,544	—	119,612	—
Other liabilities	24	74,151	—	52,702	—

Total non-current liabilities		2,232,583	—	2,643,936	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,653	—	28,394	—
Legal reserve	25	5,711	—	5,623	—
Reserves	25	3,646,830	—	3,504,908	—
Treasury shares	25	(83,060)	—	(91,929)	—
Net income	25	544,696	—	534,375	—

Luxottica Group stockholders' equity	25	4,142,828	—	3,981,372	—
Non-controlling interests	26	7,107	—	11,868	—

Total stockholders' equity		4,149,936	—	3,993,240	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,082,905	10,095	8,442,160	9,198

(*)
Prior year amounts were restated following the adoption of IAS 19 R. See note 2 of the Notes to the Consolidated Financial Statements as of December 31, 2013

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Amounts in thousands of Euro(1)	Note reference	2013	Related parties (note 29)	2012 Restated(*)	Related parties (note 29)

Net sales	27	7,312,611	16,406	7,086,142	1,841
Cost of sales	27	2,524,006	46,081	2,435,993	45,051

—Of which non recurring		—	—	1,360	—

Gross profit		4,788,605	(29,674)	4,650,148	(43,210)

Selling	27	2,241,841	21	2,270,071	—
—Of which non recurring	33	—	—	17,323	—
Royalties	27	144,588	1,173	124,403	1,341
Advertising	27	479,878	93	446,175	35
General and administrative	27	866,624	563	839,360	—
—Of which non recurring	33	9,000	—	3,025	—

Total operating expenses		3,732,931	1,849	3,680,009	1,377

Income from operations		1,055,673	(31,524)	970,139	(44,587)

Other income/(expense)
Interest income	27	10,072	—	18,910	—
Interest expense	27	(102,132)	—	(138,140)	—
Other—net	27	7,247	3	(6,463)	3

Income before provision for income taxes		956,366	(31,520)	844,447	(44,583)

Provision for income taxes	27	(407,505)	—	(305,891)	—
—Of which non recurring		(63,604)	—	(3,488)	—
Net Income		548,861	—	538,556	—

Of which attributable to:
—Luxottica Group stockholders		544,696	—	534,375	—
—Non-controlling interests		4,165	—	4,181	—

NET INCOME		548,861	—	538,556	—

Weighted average number of shares outstanding:
Basic	30	472,057,274		464,643,093
Diluted	30	476,272,565		469,573,841
EPS (in Euro):
Basic	30	1.15		1.15
Diluted	30	1.14		1.14

(1)
Except for earnings per share.

(*)
Prior year amounts were restated following the adoption of IAS 19 R. In addition, certain amounts of the prior year's comparative information have been revised to conform to the current year presentation. See note "Basis of Preparation" of the Notes to the Consolidated Financial Statements as of December 31, 2013.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in thousands of Euro)	2013	2012 Restated(*)

Net income	548,861	538,556
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.1 million, Euro 6.5 million and Euro 11.4 million as of December 31, 2013, 2012 and 2011, respectively	318	13,700
Currency translation differences	(286,602)	(64,010)
Total items that may be reclassified subsequently to profit or loss:	(286,284)	(50,310)
Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 39.9 million and Euro 9.0 million as of December 31, 2013 and 2012, respectively	63,217	(17,628)
Total items that will not be reclassified to profit or loss	63,217	(17,628)

Total other comprehensive income/(loss)—net of tax	(223,067)	(67,938)

Total comprehensive income for the period	325,794	470,619

Attributable to:
—Luxottica Group stockholders' equity	325,007	466,204
—Non-controlling interests	787	4,415

Total comprehensive income for the period	325,794	470,619

(*)
Prior year amounts were restated following the adoption of IAS 19 R. In addition, certain amounts of the prior year's comparative information have been revised to conform to the current year presentation. See note "Basis of Preparation" of the Notes to the Consolidated Financial Statements as of December 31, 2013.

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

	Note 25									Note 26
Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of December 31, 2012 Restated	—	—	—	—	530,448	—	(64,244)	—	466,204	4,415

Exercise of stock options	5,886,520	353	—	87,913	—	—	—	—	88,266	—
Non-cash stock-based compensation	—	—	—	—	—	37,547	—	—	37,547	—
Excess tax benefit on stock options	—	—	—	3,814	—	—	—	—	3,814	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	8
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,748)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of December 31, 2012 Restated	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,972	11,868

Total Comprehensive Income as of December 31, 2013	—	—	—	—	608,230	—	(283,223)	—	325,007	787

Exercise of stock options	4,322,476	259	—	75,007	—	—	—	—	75,266	—
Non-cash stock-based compensation	—	—	—	—	—	25,547	—	—	25,547	—
Excess tax benefit on stock options	—	—	—	8,314	—	—	—	—	8,314	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	(989)	—	—	—	(989)	(2,051)
Dividends (Euro 0.58 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,497)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—

Balance as of December 31, 2013	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in thousands of Euro)	Note	2013	2012 Restated(****)

Income before provision for income taxes		956,366	844,447
Stock-based compensation	34	28,078	41,365
Depreciation, amortization and impairment	10/11	366,653	358,281
Net loss on disposals of fixed assets and intangible assets	10/11	15,609	32,700
Financial expenses		100,392	138,140
Other non-cash items(*)		—	14,237
Changes in accounts receivable		(16,827)	(34,568)
Changes in inventories		11,785	(80,534)
Changes in accounts payable		12,538	61,472
Changes in other assets/liabilities		(30,433)	51,303
Total adjustments		487,794	582,395
Cash provided by operating activities		1,444,160	1,426,842
Interest paid		(94,456)	(120,762)
Taxes paid		(427,857)	(265,651)
Net Cash provided by operating activities		921,847	1,040,430
Additions of property, plant and equipment	10	(274,114)	(261,518)
Disposals of property plant and equipment		2,366	—
Purchases of businesses—net of cash acquired(**)	4	(73,015)	(99,738)
Sale of business		13,553	—
Investments in equity investees(***)	12	(47,507)	—
Additions to intangible assets	11	(101,085)	(117,005)

Cash used in investing activities		(479,801)	(478,261)

Long-term debt:
—Proceeds	21	4,504	512,700
—Repayments	21	(327,068)	(935,173)
(Decrease) in short-term lines of credit		(44,303)	(102,018)
Exercise of stock options	25	75,266	88,267
Dividends	35	(277,186)	(232,134)

Cash used in financing activities		(568,787)	(668,358)

Increase/(Decrease) in cash and cash equivalents		(126,742)	(106,190)

Cash and cash equivalents, beginning of the period		790,093	905,100

Effect of exchange rate changes on cash and cash equivalents		(45,355)	(8,817)

Cash and cash equivalents, end of the period		617,995	790,093

(*)
Other non-cash items in 2012 included expenses incurred for the reorganization of the Australian business for Euro 14.2 million.

(**)
Purchases of businesses—net of cash acquired in 2013 included the purchase of Mikli International for Euro (71.9) million.

Purchases of businesses—net of cash acquired in 2012 included the purchase of Tecnol—Técnica Nacional de Oculos Ltda for Euro (66.4) million, the purchase of a retail chain in Spain and Portugal for Euro (21.9) million and other minor acquisitions for Euro (11.4) million

(***)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

(****)
Prior year amounts were restated following the adoption of IAS 19 R. See note 2 of the Notes to the Consolidated Financial Statements as of December 31, 2013

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,653,640.38
Authorized and issued

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS

As of DECEMBER 31, 2013

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2013, the Company owned and operated 6,472 retail locations worldwide and franchised an additional 579 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiópticas Internacional S.L.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2013 and 2012. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 27, 2014.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2013 have been prepared in accordance with the Legislative Decree No. 38 of February 28, 2005, "Exercise of the options of art. 5 of the European Regulation n. 1606/2002 and in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union, as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named "Standing interpretation Committee" (SIC).

        The Group also applied the CONSOB resolution n. 15519 of July 19, 2006 and the CONSOB communication n. 6064293 of July 28, 2006. During 2009 and 2010, Consob, in agreement with the Bank of Italy and ISVAP issued two documents (no. 2 and 4), "Information to be provided in financial reports about business continuity, financial risks, checks for the reduction in value of assets and uncertainties regarding the use of estimates" and "Disclosure in financial reports on long lived asset impairment tests,

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

terms of borrowing agreements, debt restructurings and the fair value hierarchy" for which applicable disclosures have been included in this document.

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        Prior year amounts were restated following the adoption of IAS 19 R. See note 2 for additional information.

        In addition, certain prior year comparative information in the financial statements has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and freight-in shipping expenses of certain subsidiaries of the Company from operating expenses (primarily general and administrative expenses) to cost of sales. The Company has determined that the revision, totaling Euro 56.9 million in 2012, is immaterial to the previously reported financial statements and it does not impact any of the Group's key financial indicators.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity and related notes to the Consolidated Financial Statements.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group makes a new assessment of the net assets acquired and any residual difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in operating income reflecting the Group's strategy to continue growing through acquisitions.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

        Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Investments in associates are tested for impairment in case there are indicators that their recoverable amount is lower than their carrying value.

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value. Changes in fair value are recorded in the consolidated statement of comprehensive income.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

COMPOSITION OF THE GROUP

        During 2013, the composition of the Group changed due to the acquisition of Alain Mikli International SA ("Alain Mikli").

        On March 25, 2013, the Group subscribed to shares as part of a capital injection corresponding to a 36.33% equity stake in the Italian optical retailer Salmoiraghi & Viganò. The price paid for the investment, which is accounted for using the equity method, was Euro 45 million.

        Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible assets" for a description of the primary changes to the composition of the Group.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

        Depreciation ceases when it is classified as held for sale, in compliance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations."

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of Property, Plant and Equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of Property, Plant and Equipment as well as their useful lives are assessed and, if necessary, at each balance sheet date. Their net carrying amount is written down if it is lower than the recoverable amount.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

        Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Finance and operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 3 and 25 years.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets with a definite useful life are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity and are initially recognized at fair value.

        Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized as financial income/expense.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI") . The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39, and are marked to market at the end of each reporting period, with changes in fair value are recognized in the consolidated statement of income.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        The wholesale and retail divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience;

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles). The useful lives of these intangible assets are assessed for appropriateness on a annual basis; and

        (g)   Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of changes in equity.

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date.

New standards and amendments which are effective for reporting periods beginning on or after January 1, 2013.

        Amendments to IAS 19—Employee benefits. The amendments to the standard require that the expense for a funded benefit plan include net interest expense or income, calculated by applying the

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

2.  NEW ACCOUNTING PRINCIPLES (Continued)

discount rate to the net defined benefit asset or liability. Furthermore actuarial gains and losses are recognized immediately in the OCI and will not be recycled to profit and loss in subsequent periods.

        The amendments, endorsed by the European Union in 2012, are applied retrospectively to all periods presented. As a result of the application of this new standard, in 2012 income from operations and net income attributable to Luxottica stockholders decreased by Euro 11.9 million and Euro 7.3 million, respectively, and OCI increased by Euro 7.3 million.

        Amendments to IAS 1—Financial statements presentation regarding other comprehensive income. The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). The amendments do not change the existing option to present an entity's performance in two statements and do not address the content of performance statements. The amendments were endorsed by the European Union in 2012. The new presentation requirements have been applied to all periods presented.

        IFRS 13—Fair value measurements. The standard provides a precise definition of fair value and a single source of fair value measurement. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard, published by the IASB in May 2011, was endorsed by the European Union in 2012. The standard had no significant impact on the consolidated financial statements of the Group as the methodologies to calculate the fair value introduced by the new standard do not differ from those already used by the Group.

        Amendments to IFRS 7—Financial Instruments: Disclosures on offsetting financial assets and financial liabilities. The amendments enhance current offsetting disclosures in order to facilitate the comparison between those entities that prepare IFRS financial statements and those that prepare financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). The standard, published by the IASB in December 2011, was endorsed by the European Union in 2012. The standard had no significant impact on the consolidated financial statements of the Group.

        On May 17, 2012 the IASB issued the following IFRS amendments, which had no significant impact on consolidated financial statements of the Group. The amendments were endorsed by the European Union in March 2013.

  •
  IFRS 1—First time adoption.

  •
  IAS 1—Financial statement presentation.

  •
  IAS 16—Property, plant and equipment.

  •
  IAS 32—Financial instruments: Presentation.

  •
  IAS 34—Interim financial reporting.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

2.  NEW ACCOUNTING PRINCIPLES (Continued)

New standards and amendments which are effective for reporting periods beginning after January 1, 2014 and early adopted.

        IFRS 10—Consolidated financial statements. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IFRS 11—Joint ventures. The standard focuses on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements. Joint operations arise where the joint operators have rights and obligations related to the arrangements. Joint ventures arise where the joint operators have rights to the net assets of the arrangement. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. Proportionate consolidation is no longer allowed. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IFRS 12—Disclosures of interests in other entities. The standard includes disclosure requirements for all forms of interests in other entities. The standard, published in May 2011, had no significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 11 and 12. The amendments provide guidelines on the comparative information. The standard, published in July 2012, had no impact on the consolidated financial statements of the Group.

        IAS 27 (revised 2011) Separate financial statements. The standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IAS 28 (revised 2011) Associates and Joint ventures. The standard includes the requirements for joint ventures, as well as associates, to be accounted using the equity method following the issue of IFRS 11. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2014 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2015, but is available for early adoption. The Group is assessing the full impact of adopting IFRS 9.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 32—Financial instruments. The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—Impairment of assets. The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group

3.  FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2013 and 2012 average exchange rates and all other variables remain constant, the impact on net income and equity would have been a decrease of Euro 72.8 million and Euro 56.7 million, in 2013 and 2012, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2013 and 2012 average exchange

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

rates and all other variables remain constant, the impact on net income and equity would have been an increase of Euro 89.0 million and Euro 69.3 million in 2013 and 2012, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2013 and 2012, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

        (c)   Credit risk

        Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        c1)  The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the retail segment is locally managed by the companies included in the retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

              a.     Significant financial difficulties of the customers;

              b.     A material contract violation, such as a general breach or default in paying interest or principal;

              c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

              d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

        Furthermore, the assessment of the losses incurred in previous years is taken into consideration in order to determine the balance of the bad debt provision.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors. The utilization of credit limits is regularly monitored through automated controls.

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings (A rating from S&P and A2 rating from Moody's), as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2013, had unused lines of credit of approximately Euro 1,242.6 million (of which Euro 500.0 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2013 and December 31, 2012. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Cash and cash equivalents	617,995	—	—	—
Derivatives receivable	6,039	—	—	—
Accounts receivable	680,296	—	—	—
Other current assets	84,546	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Cash and cash equivalents	790,093	—	—	—
Derivatives receivable	6,048	—	—	—
Accounts receivable	698,755	—	—	—
Other current assets	48,377	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Debt owed to banks and other financial institutions	334,964	613,565	191,511	894,470
Derivatives payable	1,471	—	—	—
Accounts payable	681,151	—	—	—
Other current liabilities	473,411	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Debt owed to banks and other financial institutions	416,538	1,107,256	229,120	1,086,670
Derivatives payable	1,119	—	—	—
Accounts payable	682,588	—	—	—
Other current liabilities	534,422	—	—	—

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debt that is greater than 25% and less than 75% of total debt. This percentage is managed by entering into fixed rate debt agreements or by utilizing IRS agreements, when required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2013 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.0 million (Euro 3.0 million as of December 31, 2012) or a maximum increase of Euro 3.0 million (Euro 3.0 million as of December 31, 2012).

        All IRS agreements expired as of May 29, 2013. As of December 31, 2012, in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been greater/(lower) by Euro 0.2 million, net of tax effect in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2013 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2012 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	0.2	—	—

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2013
Cash and cash equivalents	—	617,995	—	—	—	—	617,995	6
Accounts receivable	—	680,296	—	—	—	—	680,296	7
Other current assets	6,039	84,546	—	—	—	—	90,856	9
Other non-current assets	—	57,390	—	—	—	—	57,390	13
Short-term borrowings	—	44,921	—	—	—	—	44,921	15
Current portion of long-term debt	—	318,100	—	—	—	—	318,100	16
Accounts payable	—	681,151	—	—	—	—	681,151	17
Other current liabilities	—	473,411	—	—	1,471		474,882	20
Long-term debt	—	1,716,410	—	—	—	—	1,716,410	21
Other non-current liabilities	—	71,688	—	—	—	—	71,688	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2012
Cash and cash equivalents	—	790,093	—	—	—	—	790,093	6
Accounts receivable	—	698,755	—	—	—	—	698,755	7
Other current assets	6,048	48,377	—	—	—	—	54,425	9
Other non-current assets	—	62,718	—	—	—	—	62,718	13
Short-term borrowings	—	90,284	—	—	—	—	90.284	15
Current portion of long-term debt	—	310,072	—	—	—	—	310,072	16
Accounts payable	—	682,588	—	—	—	—	682,588	17
Other current liabilities	—	534,422	—	—	681	438	535,541	20
Long-term debt	—	2,052,107	—	—	—	—	2,052,107	21
Other non-current liabilities	—	52,702	—	—	—	—	52,702	24

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.
(f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our bond issues dated November 10, 2010 and March 19, 2012, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 30% of the Group consolidated stockholders' equity. In

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30% of consolidated assets.

        Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x
Priority Debt/Share Equity	<20 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2013, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

(g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13.

        The IFRS 13 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices; and

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2013 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

3.  FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Foreign Exchange Contracts	Other current liabilities	1,471	—	1,471	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Foreign Exchange Contracts	Other current liabilities	1,119	—	1,119	—

        As of December 31, 2013 and 2012, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4.  BUSINESS COMBINATIONS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. The consideration for the acquisition was Euro 85.2 million. The purchase price paid in 2013, including the assumption of approximately Euro 15.0 million of Alain Mikli's net debt, totaled Euro 91.0 million, excluding advance payments made in 2012 and receivables from Alain Mikli. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The acquisition furthers the Group's strategy of continually strengthening of its brand portfolio.

        The valuation process to calculate the fair value of the acquired Alain Mikli net assets was concluded as of the date these financial statements were authorized for issue.

        The difference between the consideration paid and the net assets acquired was recorded as goodwill and intangible assets of Euro 58.7 million and Euro 33.5 million, respectively. The goodwill is not tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

4.  BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Consideration	85,179
Cash and cash equivalents acquired	(3,771)
Debt acquired	18,304

Total consideration	99,712
Recognized amount of net identifiable assets
Accounts receivable—net	9,975
Inventory	11,397
Other current receivables	4,156
Fixed assets	3,470
Trademarks and other intangible assets	33,800
Investments	113
Other long term receivables	6,642
Accounts payable	(10,708)
Other current liabilities	(5,590)
Income tax payable	(231)
Deferred tax liabilities	(9,014)
Other long-term liabilities	(2,996)

Total net identifiable assets	41,012

Goodwill	58,700

Total	99,712

        Transaction-related costs of approximately Euro 1.2 million were expensed as incurred.

        On April 25, 2013, Sunglass Hut Mexico ("SGH Mexico"), a subsidiary of the Company, acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. ("Devlyn"). As a result of the acquisition the shareholders of Devlyn received a minority stake in SGH Mexico of 20 percent and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The exercise price of the options was estimated based on the expected EBITDA, net sales and net financial position at the end of the lock-up period identified in the contract. The acquisition of the Company's interest in Devlyn was accounted for as a business combination in accordance with IFRS 3. In particular, the Group recorded provisional goodwill of approximately Euro 6.0 million and a liability for the present value of the put option of approximately Euro 9.5 million. The valuation of the net assets acquired will be completed within the twelve-month period subsequent to the acquisition. The transaction furthers the Group's strategy of increasing its presence in Latin America.

5.  SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution, and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

5.  SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2013
Net sales(a)	2,991,297	4,321,314	—	7,312,611
Income from operations(b)	649,108	585,516	(178,951)	1,055,673
Interest income	—	—	—	10,072
Interest expense	—	—	—	(102,132)
Other—net	—	—	—	(7,274)
Income before provision for income taxes	—	—	—	956,366
Provision for income taxes	—	—	—	(407,505)
Net income	—	—	—	548,861
Of which attributable to:	—	—	—
Luxottica stockholders	—	—	—	544,696
Non-controlling interests	—	—	—	4,165
Capital expenditures	157,165	212,547		369,711
Depreciation and amortization	108,993	172,804	84,834	366,631
2012
Net sales(a)	2,773,073	4,313,069	—	7,086,142
Income from operations restated(b)	604,494	552,691	(187,046)	970,139
Interest income	—	—	—	18,910
Interest expense	—	—	—	(138,140)
Other—net	—	—	—	(6,463)
Income before provision for income taxes restated	—	—	—	844,447
Provision for income taxes restated	—	—	—	(305,891)
Net income restated	—	—	—	538,556
Of which attributable to:
Luxottica stockholders restated	—	—	—	534,375
Non-controlling interests	—	—	—	4,181
Capital expenditures	148,001	224,890	—	372,891 (1)
Depreciation and amortization	100,956	170,988	86,337	358,281

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

          (1)  Capital expenditures in 2012 include capital leases of the retail division of Euro 7.9 million. Capital expenditures excluding the above-mentioned additions were Euro 365.0 million.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

5.  SEGMENT INFORMATION (Continued)

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Other	Consolidated

2013
Net sales	1,442,789	4,123,783	917,762	828,277	7,312,611
Long-lived assets, net (at year end)	335,979	578,462	220,139	48,656	1,183,236
2012
Net sales	1,317,332	4,122,889	897,491	748,430	7,086,142
Long-lived assets, net (at year end)	342,394	591,358	213,401	45,241	1,192,394

1)
Long-lived assets, net located in Italy represented 26% of the Group's total fixed assets in 2013 and 2012, respectively. Net sales recorded in Italy were Euro 0.3 billion in 2013 and 2012, respectively.

2)
Long-lived assets, net located in the United States represented 45% and 47% of the Group's total fixed assets in 2013 and 2012, respectively. Net sales recorded in the United States were Euro 3.8 billion in each of 2013 and 2012, respectively.

3)
Long-lived assets, net located in China represented 12% and 10% of the Group's total fixed assets in 2013 and 2012, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2013	2012

Cash at bank and post office	607,499	779,683
Checks	7,821	7,506
Cash and cash equivalents on hand	2,676	2,904

Total	617,995	790,093

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2013	2012

Accounts receivable	715,527	733,854
Allowance for doubtful accounts	(35,231)	(35,098)

Total accounts receivable	680,296	698,755

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

7.  ACCOUNTS RECEIVABLE (Continued)

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2013	2012

Balance as of January 1	35,098	35,959
Increases	5,534	3,941
Decreases	(4,313)	(4,212)
Translation difference and other	(1,088)	(590)

Balance as of December 31	35,231	35,098

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2013, the gross amount of accounts receivable was equal to Euro 715.5 million (Euro 733.9 million as of December 31, 2012), including an amount of Euro 23.4 million covered by insurance and other guarantees (3.3% of gross receivables). The bad debt fund as of December 31, 2013 amounted to Euro 35.2 million (Euro 35.1 million as of December 31, 2012).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in Note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2013 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,789	(6,134)	537,655	41,298	31,060	10,237
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,176	(2,224)	12,951	21,046	5,752	15,294
Receivables of the Wholesale segment classified as RISK	28,530	(23,200)	5,330	4,599	255	4,343
Receivables of the Retail segment	128,033	(3,673)	124,360	14,173	5,590	8,586

Total	715,527	(35,231)	680,296	81,116	42,657	38,460

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

7.  ACCOUNTS RECEIVABLE (Continued)

December 31, 2012 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
Receivables of the Wholesale segment classified as GOOD	567,162	(9,530)	557,632	62,558	38,215	24,344
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	12,224	(2,528)	9,695	3,438	515	2,923
Receivables of the Wholesale segment classified as RISK	20,071	(18,712)	1,359	1,744	456	1,288
Receivables of the Retail segment	134,398	(4,329)	130,069	13,120	7,446	5,674

Total	733,854	(35,098)	698,755	80,860	46,631	34,229

        As of December 31, 2013, the amount of overdue receivables which were not included in the bad debt fund was equal to 11.3% of gross receivables (11.0% as of December 31, 2012) and 11.9% of receivables net of the bad debt fund (11.6% as of December 31, 2012). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2013	2012

Raw materials	163,809	154,403
Work in process	36,462	59,565
Finished goods	612,814	625,386
Less: inventory obsolescence reserves	(114,135)	(110,588)

Total	698,950	728,767

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

8.  INVENTORIES (Continued)

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2012	90,562	67,894	(3,930)	(43,938)	110,588
2013	110,588	74,094	(355)	(70,193)	114,135

(1)
Other includes translation differences for the period.

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Sales taxes receivable	47,105	15,476
Short-term borrowings	770	835
Prepaid expenses	1,418	2,569
Other assets	41,293	35,545
Total financial assets	90,586	54,425
Income tax receivable	46,554	47,354
Advances to suppliers	19,546	15,034
Prepaid expenses	51,469	74,262
Other assets	30,606	18,175
Total other assets	148,175	154,825

Total other assets	238,761	209,250

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 6.0 million as of December 31, 2013 (Euro 6.0 million as of December 31, 2012), as well as other financial assets of the North America retail division totaling Euro 12.1 million as of December 31, 2013 (Euro 13.2 million as of December 31, 2012).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 30.6 million as of December 31, 2013 (Euro 18.2 million as of December 31, 2012).

        Prepaid expenses mainly relate to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2012
Historical cost	893,948	983,164	38,087	582,779	2,497,978
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(311,113)	(1,338,542)
Total as of January 1, 2012	488,422	370,037	29,311	271,666	1,159,436
Increases	55,700	112,415	—	101,300	269,415
Decreases	(13,713)	—	—	(15,288)	(29,001)
Business combinations	850	8,904	—	2,765	12,519
Translation difference and other	2,478	9,349	—	(18,820)	(6,993)
Depreciation expense	(58,104)	(95,008)	(1,561)	(58,310)	(212,983)

Total balance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Increases	49,600	105,885	58	118,570	274,114
Decreases	(4,235)	(4,337)	—	(6,707)	(15,279)
Business combinations	2,367	85	—	857	3,309
Translation difference and other	(7,751)	12,423	—	(63,217)	(58,545)
Depreciation expense	(59,603)	(93,856)	(1,555)	(57,742)	(212,757)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,0751	1,183,236

Of which:
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

        The 2013 increase in Property, plant and equipment due to business combinations was mainly due to the acquisition of Alain Mikli. Please refer to Note 4 "Business Combinations" for further details on the Alain Mikli acquisition. The increase in 2012 was mainly due to the acquisition of Tecnol and Sun Planet.

        Of the total depreciation expense of Euro 212.8 million (Euro 213.0 million in 2012), Euro 72.3 million (Euro 69.5 million in 2012, respectively) is included in cost of sales, Euro 110.1 million (Euro114.8 million in 2012) in selling expenses; Euro 5.3 million (Euro 3.9 million in 2012) in advertising expenses; and Euro 25.0 million (Euro 24.8 million in 2012) in general and administrative expenses.

        Capital expenditures in 2013 and 2012 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores where the leases were extended during the period.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Other equipment includes Euro 70.9 million for assets under construction as of December 31, 2013 (Euro 66.9 million as of December 31, 2012) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 149.5 million and Euro 153.1 million as of December 31, 2013 and December 31, 2012 respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2012 and 2013, were as follows:

(amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization		(660,958)	(68,526)	(7,491)	(205,026)	(942,001)

Total	3,090,563	915,050	161,208	14,690	259,973	4,441,484

Increases	—	187	—	—	116,819	117,005
Decreases	—	—	—	—	(3,751)	(3,751)
Business combinations	107,123	12,057	21,806	—	11,146	152,132
Translation difference and other	(48,916)	(6,572)	(3,370)	(255)	(8,003)	(67,117)
Impairment and amortization expense	—	(70,882)	(15,468)	(1,117)	(57,831)	(145,298)

Balance as of December 31, 2012	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Total as of December 31, 2012	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	41	—	—	100,741	100,783
Decreases	—	—	—	—	(3,470)	(3,470)
Business combinations	67,328	23,806	—	—	4,107	95,241
Translation difference and other	(170,882)	(44,110)	(11,064)	(536)	(169)	(226,761)
Amortization expense	—	(68,683)	(14,640)	(1,081)	(69,494)	(153,897)

Balance as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

        The 2013 and 2012 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of Alain Mikli (Euro 92.2 million) and Tecnol (Euro 127.2 million). Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 153.9 million (Euro 145.3 million in 2012) Euro 140.5 million (Euro 132.8 million in 2012) is included in general and administrative expenses, Euro 8.5 million (Euro 6.3 million in 2012) is included in selling costs and Euro 4.9 million (Euro 6.2 million in 2012) is included in cost of sales.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        Other intangible assets includes internally generated assets of Euro 61.4 million (Euro 57.4 million as of December 31, 2012).The increase in intangible assets is mainly due to the implementation of a new IT infrastructure, which started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units ("CGUs"): Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group. The CGUs are periodically assessed based on the organizational changes that are made in the Group. There were no changes to the CGUs for fiscal 2013 and 2012.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	2013	2012

Wholesale	1,201,605	1,203,749
Retail North America	1,332,758	1,388,263
Retail Asia-Pacific	324,988	376,414
Retail Other	185,865	180,344

Total	3,045,216	3,148,770

        The reduction in goodwill, mainly due to the weakening of the Euro which is the currency in which the Group operates (Euro 170.2 million), was partially offset by the increases due to the acquisition of Alain Mikli for Euro 58.7 million and of Devlyn for Euro 6.0 million.

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America CGUs, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash generating units:

  •
  Growth rate: 2.0% (2.0% as of December 31, 2012)

  •
  Discount rate: 7.5% (7.8% as of December 31, 2012)

        The above long-term average growth rate does not exceed the rate which is estimated for the products, industries, and countries in which the Group operates.

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the Group's 2014-2016 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned CGUs. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 514% and 28% of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. A reduction in the recoverable amount of the cash generating unit to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 32.7% for Wholesale and 9.05% for Retail North America; or (ii) the utilization of a negative growth rate for Wholesale and zero for Retail North America.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/-0.5 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 58.1 million (Euro 11.7 million as of December 31, 2012). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited for Euro 4.7 million (Euro 4.3 million as of December 31, 2012) and the acquisition of the 36.33% equity stake in Salmoiraghi & Viganò, an Italian optical retailer, which was valued at Euro 45.0 million and was completed on March 25, 2013. Transaction related costs of Euro 0.9 million were expensed as incurred. The investment balance includes goodwill of Euro 20.4 million and trademarks of Euro 14.7 million. The following tables provide a roll-forward of Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò:

As of December 31, 2013

As of January 1, 2013	—
Addition	45,000
Share of profit from associate	(2,433)

As of December 31, 2013	42,567

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

12.  INVESTMENTS (Continued)

As of December 31, 2013

Total assets	177,495
Total liabilities	141,833
Net sales	118,641
Share of profit	(2,433)

Percentage held	36.33%

        The investment was analyzed under the applicable impairment test as of December 31, 2013 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2013.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Other financial assets	57,390	62,718
Other assets	69,193	84,318

Total other non-current assets	126,583	147,036

        Other financial assets primarily include security deposits totaling Euro 28.7 million (Euro 34.3 million as of December 31, 2012).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 69.2 million (Euro 73.8 million as of December 31, 2012).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 and January 1, 2012 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2013	As of December 31, 2012

Deferred tax assets	172,623	169,662
Deferred tax liabilities	268,078	227,806

—Deferred tax liabilities (net)	95,455	58,144

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2013	2012

—Deferred tax assets to be recovered within 12 months	163,907	187,602
—Deferred tax assets to be recovered after 12 months	190,813	212,561

	354,720	400,163

—Deferred tax liabilities to be recovered within 12 months	10,610	18,129
—Deferred tax liabilities to be recovered after 12 months	439,565	440,178

	450,175	458,307

—Deferred tax liabilities (net)	95,455	58,144

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2013	2012

As of January 1	58,144	78,636
Exchange rate difference and other movements	8,491	16,932
Business combinations	9,009	4,898
Income statements	(13,174)	(28,910)
Tax charge/(credit) directly to equity	32,985	(13,412)
At December 31	95,455	58,144

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Inventories	78,264	(2,013)	5,127	21,678	—	103,056
Self-insurance reserves	10,923	(137)	—	557	—	11,343
Net operating loss carry-forwards	16,191	3,657	(948)	(12,441)	—	6,459
Rights of return	11,194	3,234	1,103	551	—	16,082
Deferred tax on derivatives	7,484	55	—	(1,017)	(6,484)	38
Employee-related reserves	90,473	(13,837)	—	13,652	14,120	104,408
Occupancy reserves	18,275	(837)	—	928	—	18,366
Trade names	84,278	(2,553)	—	767	(67)	82,425
Fixed assets	10,369	3,658	—	202	—	14,229
Other	50,288	(18,286)	6,037	5,653	67	43,759

Total	377,739	(27,059)	11,319	30,530	7,636	400,163

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Dividends	6,155	—	—	(592)	—	5,563
Trade names	233,729	(5,585)	23,433	(17,620)	—	233,957
Fixed assets	66,120	(24,358)	—	13,729	—	55,491
Other intangibles	140,682	16,372	(7,305)	2,093	—	151,842
Other	9,688	3,444	80	4,009	(5,767)	11,454

Total	456,375	(10,127)	16,208	1,619	(5,767)	458,307

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Inventories	103,056	(5,486)	(16)	4,345	—	101,899
Self-insurance reserves	11,343	(431)	—	907	—	11,819
Net operating loss carry-forwards	6,459	481	387	8,368	—	15,695
Rights of return	16,082	1,714	1	(1,404)	—	16,394
Deferred tax on derivatives	38	1	—	83	(121)	—
Employee-related reserves	104,408	(10,608)	—	(5,875)	(33,893)	54,032
Occupancy reserves	18,366	(1,730)	(169)	1,240	—	17,707
Trade names	82,425	(8,700)	2,248	(5,033)	—	70,939
Fixed assets	14,229	(3,318)	179	(292)	—	10,798
Other	43,759	3,421	(87)	8,344	—	55,437

Total	400,163	(24,656)	2,543	10,682	(34,014)	354,720

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Dividends	5,563	—	—	1,819	—	7,383
Trade names	233,957	(17,321)	11,529	(20,284)	—	207,881
Fixed assets	55,491	(9,181)	41	5,548	—	51,899
Other intangibles	151,842	2,214	—	4,781	(6)	158,830
Other	11,454	8,125	(18)	5,645	(1,023)	24,181

Total	458,307	(16,163)	11,552	(2,491)	(1,029)	450,175

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 52.2 million in respect of losses amounting to Euro 201.9 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

amounting to Euro 25.9 million can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2014	20,866
2015	27,921
2016	19,077
2017	21,209
2018	24,033
Subsequent years	62,841

Total	175,946

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 2.5 billion and Euro 2.0 billion in 2013 and 2012, respectively, that are intended to be permanently invested. In connection with the 2013 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2014.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2013 and 2012 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2013 and 2012, the Company had unused short-term lines of credit of approximately Euro 742.6 million and Euro 700.4 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 259.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2013, Euro 0.9 million was outstanding under these credit lines.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 99.8 million (USD 138 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2013, there were no amounts borrowed against these lines. However, there was Euro 36.9 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus spread that my range from 0% to 0.20%, depending on the different lines of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 21 "Long-term debt."

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 681.2 million as of December 31, 2013 (Euro 682.6 million as of December 31, 2012).

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Current year income taxes payable	44,072	107,377
Income taxes advance payment	(34,595)	(41,027)

Total	9,477	66,350

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	1,647	7,395	10,525	11,229	18,233	49,029
Decreases	(5,981)	(8,186)	(132)	(8,383)	(12,736)	(35,419)
Business combinations	—	—	—	—	—	—
Foreign translation difference reclassification and other movements	14	(60)	(39)	(296)	(534)	(914)

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032

Increases	923	7,969	42,258	12,842	20,552	84,544
Decreases	(909)	(6,823)	(11,089)	(10,711)	(20,582)	(50,114)
Business combinations	—	—	—	—	1,848	1,848
Foreign translation difference reclassifications and other movements	405	(381)	20,609	164	580	21,377

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly includes the accrual related to a tax audit on Luxottica S.r.l. for fiscal years subsequent to 2007 of approximately Euro 40.0 million.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

20.  OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Premiums and discounts	2,674	4,363
Leasing rental	16,535	24,608
Insurance	10,008	9,494
Sales taxes payable	37,838	28,550
Salaries payable	228,856	245,583
Due to social security authorities	33,640	36,997
Sales commissions payable	9,008	9,252
Royalties payable	3,742	2,795
Derivative financial liabilities	1,729	1,196
Other liabilities	130,742	172,704

Total financial liabilities	474,882	535,541

Deferred income	9,492	2,883
Advances from customers	33,396	45,718
Other liabilities	5,390	5,516

Total liabilities	48,168	54,117

Total other current liabilities	523,050	589,658

NON-CURRENT LIABILITIES

21. LONG-TERM DEBT

        Long-term debt was Euro 2,034.5 million and Euro 2,362.2 million as of December 31, 2013 and 2012.

        The roll-forward of long-term debt as of December 31, 2013 and 2012, is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	5,254	5,254
Repayments	(70,000)	(15,063)	(45,500)	(173,918)	(22,587)	(327,068)
Loans assumed in business combinations	—	—	—	—	16,073	16,073
Amortization of fees and interests	735	1,877	124	96	4,419	7,251
Translation difference	—	(26,068)	(288)	(1,100)	(1,722)	(29,179)
Balance as of December 31, 2013	298,478	1,683,970	—	—	52,061	2,034,510

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

21. LONG-TERM DEBT (Continued)

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2012	487,363	1,226,245	225,955	772,743	30,571	2,742,876

Proceeds from new and existing loans	—	500,000	—	—	33,133	533,133
Repayments	(120,000)	—	(181,149)	(607,247)	(38,159)	(946,555)
Loans assumed in business combinations	—	—	—	—	30,466	30,466
Amortization of fees and interests	380	9,104	484	16	(4,312)	5,672
Foreign translation difference	—	(12,124)	374	9,411	(1,075)	(3,415)

Balance as of December 31, 2012	367,743	1,723,225	45,664	174,922	50,624	2,362,178

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2013, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of December 31, 2013.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2013	Maturity

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.234%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for USD loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        Certain credit facilities that matured on or before December 31, 2013, including the USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Tranche E and Revolving Credit Facility Intesa 250, were hedged by interest rate swap agreements with various banks. The Tranche B swaps

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

21. LONG-TERM DEBT (Continued)

expired on March 10, 2012 and the Tranche D and E swaps expired on October 12, 2012. The Revolving Credit Facility Intesa 250 swaps expired on May 29, 2013.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014 the Notes were assigned an A- credit rating by Standard & Poor's.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A.. The facility matures on April 10, 2017 and was not drawn as of December 31, 2013.

        The fair value of long-term debt as of December 31, 2013 was equal to Euro 2,144.9 million (Euro 2,483.5 million as of December 31, 2012). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations.

        On December 31, 2013, the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of December 31, 2013, matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2014	318,100
2015	613,565
2016	—
2017	98,745
2018 and subsequent years	987,236
Effect deriving from the adoption of the amortized cost method	16,864

Total	2,034,510

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

21. LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	December 31, 2013 audited	December 31, 2012 audited

A	Cash and cash equivalents	6	617,995	790,093
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	6,039	6,048
D	Availabilities (A) + (B) + (C)		624,035	796,141
E	Current Investments		—	—
F	Bank overdrafts	15	44,921	90,284
G	Current portion of long-term debt	16	318,100	310,072
H	Hedging instruments on foreign exchange rates	20	1,471	681
I	Hedging instruments on interest rates	20	—	438
J	Current Liabilities (F) + (G) + (H) + (I)		364,492	401,475
K	Net Liquidity (J) - (E) - (D)		(259,543)	(394,666)
L	Long-term debt	21	32,440	328,882
M	Notes payables	21	1,683,970	1,723,225
N	Hedging instruments on interest rates		—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		1,716,410	2,052,107
P	Net Financial Position (K) + (O)		1,456,867	1,657,441

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	December 31, 2013	December 31, 2012

Net Financial Position, as presented in the Notes	1,456,867	1,657,441

Hedging instruments on foreign exchange rates	6,039	6,048
Hedging instruments on interest rates—ST	—	(438)
Hedging instruments on foreign exchange rates	(1,471)	(681)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,461,435	1,662,370

        Our net financial position with respect to related parties is not material.

        Long-term debt includes finance lease liabilities of Euro 25.6 million (Euro 29.2 million as of December 31, 2012).

(Amounts in thousands of Euro)	2013	2012

Gross finance lease liabilities:
—no later than 1 year	4,967	5,098
—later than 1 year and no later than 5 years	15,109	15,771
—later than 5 years	10,082	13,845

	30,158	34,714

Future finance charges on finance lease liabilities	4,568	5,472

Present values of finance lease liabilities	25,590	29,242

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

21. LONG-TERM DEBT (Continued)

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2013	2012

—no later than 1 year	3,799	3,546
—later than 1 year and no later than 5 years	12,338	12,703
—later than 5 years	9,453	12,993

	25,590	29,242

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 76.4 million (Euro 191.7 million as of December 31, 2012). The balance mainly included liabilities for termination indemnities of Euro 46.8 million (Euro 49.3 million as of December 31, 2012), and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 29.6 million (Euro 142.4 million as of December 31, 2012). The reduction is mainly due to the increase in the discount rates used to calculate the liability.

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2013 amounted to Euro 38.1 million (Euro 39.7 million as of December 31, 2012).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2013 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 19.4 million and Euro 18.6 million for the years 2013 and 2012, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2013	2012

ECONOMIC ASSUMPTIONS
Discount rate	3.15%	3.25%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2013	2012

Liabilities at the beginning of the period	39,708	36,257
Expenses for interests	1,248	1,606
Actuarial loss (income)	(201)	4,532
Benefits paid	(2,660)	(2,687)

Liabilities at the end of the period	38,095	39,708

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan. In 2013, the Lux Pension Plan was amended so that employees hired on or after January 1, 2014 would not be eligible to participate.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        All plans operate under the U.S. regulatory framework. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA), as amended. The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the plans. The plans expose the Company to actuarial risks, such as longevity risk, currency risk, and interest rate risk. The Lux Pension Plan exposes the Company to market (investment) risk.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2012	483,738	(355,563)	128,175

Service Cost	22,366	2,958	25,323
Interest expense/(income)	24,189	(19,033)	5,156

Remeasurement:
Unexpected return on plan assets	—	(33,504)	(33,504)
(Gain)/loss from financial assumption changes	59,781	—	59,781
(Gain)/loss from demographic assumption changes	310	—	310
Experience (gains)/losses	(6,020)	—	(6,020)

Employer contributions	—	(48,898)	(48,898)
Benefit payment	(15,210)	15,210	—
Translation difference	11,590	9,056	2,534

At December 31, 2012	557,564	(429,775)	127,789

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2013	557,564	(429,775)	127,789

Service Cost	24,896	2,034	26,930
Interest expense/(income)	23,476	(18,822)	4,654

Remeasurement:
Unexpected return on plan assets	—	(56,886)	(56,886)
(Gain)/loss from financial assumption changes	(51,367)	—	(51,367)
(Gain)/loss from demographic assumption changes	240	—	240
Experience (gains)/losses	5,086	—	5,086

Employer contributions	—	(38,566)	(38,566)
Benefit payment	(41,479)	41,479	—
Translation difference	(22,679)	21,239	(1,439)

At December 31, 2013	495,737	(479,297)	16,440

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2012	12,343	—	12,343

Service Cost	510	—	510
Interest expense/(income)	488	—	488

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	574	—	574
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	578	—	578

Employer contributions	—	(3,915)	(3,915)
Benefit payment	(18)	18	—
Settlements	(3,897)	3,897	—
Translation difference	(192)	—	(192)

At December 31, 2012	10,388	—	10,388

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2013	10,388	—	10,388

Service Cost	211	—	211
Interest expense/(income)	423	—	423

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	(272)	—	(272)
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	619	—	619

Employer contributions	—	(2,281)	(2,281)
Benefit payment	(20)	20	—
Settlements	(2,261)	2,261	—
Translation difference	(401)	—	(401)

At December 31, 2013	8,689	—	8,689

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2013	2012	2013	2012

Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.10%	4.30%	5.10%	4.30%
Rate of compensation increase	6% / 4% / 3%	5% / 3% / 2%	6% / 4% / 3%	5% / 3% / 2%
Mortality Table	Static 2013	Static 2012	Static 2013	Static 2012

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        US Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. US Holdings uses an assumption for salary increases based on a graduated approach of historical experience. US Holdings' experience shows salary increases that typically vary by age.

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation

		Increase in assumption		Decrease in assumption
	Change in assumption	Pension Plan	SERPs	Pension Plan	SERPs

Discount rate	1.0%	(58,638)	(587)	71,122	671
Rate of compensation increase	1% for each age group	6,190	323	(5,422)	(238)

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the liabilities recognized within the statements of financial position.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40% Large Cap U.S. Equity, 10% Small Cap U.S. Equity, 15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	0%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from,

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2013, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

        Contributions—U.S. Holdings expects to contribute Euro 48.5 million to its pension plan and Euro 1.5 million to the SERP in 2014.

        Duration—The weighted average duration of the pension defined benefit obligation is 12.9 years while the weighted average duration of the SERPs is 8.9 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2014	14,009	1,521
2015	16,658	199
2016	19,364	199
2017	22,785	469
2018	25,066	725
2019-2023	176,241	3,415

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2013 and 2012, was Euro 1.1 million and Euro 1.2 million, respectively.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2013 and 2012, the accrued liability related to these benefits was Euro 0.5 million.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.6 million and Euro 0.7 million at December 31, 2013 and 2012, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2013 and 2012 was Euro 6.3 million and Euro 8.4 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2013 and 2012 was Euro 2.2 million and Euro 1.8 million, respectively.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3.2 million and Euro 3.5 million at December 31, 2013 and 2012, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2013 and 2012 as well as the 2014 expected contributions are immaterial.

        For 2014, a 8.5%(9.0% for 2013) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.1% at December 31, 2013 and 4.3% at December 31, 2012.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	2,824	7,129	12,089	2,015	24,057
Decreases	(2,812)	(6,323)	(5,128)	(1,196)	(15,460)
Business combinations	—	—	17,541	17,234	34,775
Translation difference, reclassification and other movements	132	(520)	8	(3,781)	(4,161)

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	4.060	9.014	6.987	436	20.497
Decreases	(2.172)	(8.586)	(265)	6.780	(4.243)
Business combinations	383	—	—	240	623
Translation difference, reclassification and other movements	(1.069)	(997)	(22.073)	(14.808)	(38,945)

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 6.7 million as of December 31, 2012) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 3.1 million (Euro 2.8 million as of December 31, 2012).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 74.2 million and Euro 52.7 million as of December 31, 2013 and 2012, respectively.

        The balance mainly includes "Other liabilities" of the North American retail division of Euro 40.3 million and Euro 40.6 million as of December 31, 2013 and 2012, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2013 amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2012 amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares with a par value of Euro 0.06 each.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        Following the exercise of 4,322,476 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 259,348.56 during 2013.

        The total options exercised in 2013 were 4,322,476, of which 21,300 refer to the 2004 Plan, 198,000 refer to the 2005 Plan, 1,100,000 refer to the Extraordinary 2006 Plan, 10,000 refer to the 2007 Plan, 344,770 refer to the 2008 Plan, 500,566 refer to the 2009 Plan (reassignment of the 2006/2007 Plans), 1,087,500 refer to the 2009 Extraordinary Plan (reassignment of the 2006 extraordinary plan), 192,000 refer to the 2009 Ordinary Plan, and 868,340 refer to the 2010 Plan

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 83.1 million as of December 31, 2013 (Euro 91.9 million as of December 31, 2012). The decrease of Euro 8.8 million was due to grants to certain top executives of 523,800 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2010 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,681,025 as of December 31, 2012 to 4,157,225 as of December 31, 2013.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 7.1 million and Euro 11.9 million as of December 31, 2013 and December 31, 2012, respectively. The decrease is primarily due to the payment of dividends of Euro 3.5 million and the acquisition of the remaining outstanding share capital of the subsidiary RayBan Sun Optics India Limited and partially offset by results for the period equal to Euro 4.2 million.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2013	2012

Interest expense on bank overdrafts	(213)	(2,869)
Interest expense on loans	(87,650)	(121,049)
Financial expense on derivatives	(7,548)	(7,684)
Other interest expense	(6,721)	(6,539)

Total interest expense	(102,132)	(138,140)

INTEREST INCOME	2013	2012

Interest income on bank accounts	6,449	14,928
Financial income on derivatives	1,070	1,689
Interest income on loans	2,553	2,293

Total interest income	10,072	18,910

OTHER—NET	2013	2012

Other—net from derivative financial instruments and translation differences	(7,951)	(1,109)
Other—net	704	(5,354)

Total other—net	(7,247)	(6,463)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2013	2012

Current taxes	(420,668)	(334,801)
Deferred taxes	13,164	28,910

Total income tax provision	(407,505)	(305,891)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2013	2012

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	5.0%	3.3%
Accrual for tax audit of Luxottica S.r.l. (fiscal years 2007 and subsequent periods)	7.0%	1.2%
Aggregate other effects	(0.8)%	0.4%

Effective rate	42.6%	36.3%

        For an analysis of significant changes in profit and loss for the year ended December 31, 2013 as compared to 2012, please refer to Section 3 "Financial Results" of the accompanying Management Report.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

28. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A..

        Minimum payments required in each of the years subsequent to December 31, 2013 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2014	99,643
2015	87,763
2016	71,691
2017	62,412
2018	53,912
Subsequent years	161,520

Total	536,941

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2014 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2013	2012

Minimum lease payments	359,479	360,082
Additional lease payments	126,400	99,377
Sublease payments	(22,871)	(25,754)

Total	463,008	433,705

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

28. COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2014	290,405
2015	247,900
2016	203,001
2017	150,397
2018	111,217
Subsequent years	222,600

Total	1,225,521

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2013 are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2014	12,007	24,870	10,131
2015	8,087	12,262	5,358
2016	5,689	7,827	1,243
2017	3,437	7,971	106
2018	236	8,147	—
Subsequent years	372	12,395	—

Total	29,827	73,473	16,838

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2013, the Group's maximum liability amounted to Euro 1.7 million (Euro 2.6 million at December 31, 2012).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.1 million (USD 1.5 million) at December 31, 2013 (Euro 1.0 million at December 31, 2012). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2013 and 2012.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

28.  COMMITMENTS AND RISKS (Continued)

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29.  RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.8 million in 2013 and Euro 0.7 million in 2012.

Service Revenues

        During the years ended December 31, 2013 and 2012 and U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million in each year. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

29.  RELATED PARTY TRANSACTIONS (Continued)

options beginning on that date until their termination in 2014. During 2013, 3.1 million options (3.9 million in 2012) from this grant were exercised. As of December 31, 2013, 0.3 million options were outstanding.

        A summary of related party transactions as of December 31, 2013 and 2012 is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2013 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	348	1,000	68	254
Eyebiz Laboratories Pty Limited	1,667	45,814	6,922	9,415
Salmoiraghi & Viganò	13,812	—	53,245	—
Others	583	1,115	2,186	426

Total	16,409	47,930	62,422	10,095

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2012 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	802	13	40
Eyebiz Laboratories Pty Limited	1,194	44,862	7,898	9,086
Others	650	764	447	72

Total	1,844	46,428	8,358	9,198

        Total remuneration due to key managers amounted to approximately Euro 24.4 million and Euro 43.2 million in 2013 and 2012, respectively.

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2013 and 2012 amounting to Euro 544.7 million and Euro 534.4 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2013 were equal to Euro 1.15, compared to Euro 1.15 in 2012. Diluted earnings per share in 2013 were equal to Euro 1.14 compared to Euro 1.14 in 2012.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2013	2012

Weighted average shares outstanding—basic	472,057,274	464,643,093
Effect of dilutive stock options	4,215,291	4,930,749
Weighted average shares outstanding—dilutive	476,272,565	469,573,841
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,768,735	3,058,754

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

31.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in 2013 and 2012.

32.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2013 and 2012 (amounts in thousands of Euro):

	2013		2012
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	(438)
Forward contracts—cash flow hedge	6,039	(1,471)	6,048	(681)

Total	6,039	(1,471)	6,048	(1,119)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	6,039	(1,471)	6,048	(1,119)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2012	(14,018)

Fair value adjustment of derivatives designated as cash flow hedges	3,163
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	(2,512)
Amounts reclassified to the consolidated statement of income	17,044
Tax effect on amounts reclassified to the consolidated statement of income	(3,995)

Balance as of December 31, 2012	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2013	—

Interest rate swaps

        As of December 31, 2013 interest rate swap instruments have all expired.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

33.  NON-RECURRING TRANSACTIONS

        In the three-month period ended June 30, 2013 the Group incurred non-recurring expenses totaling Euro 9.0 million, related to the restructuring of the newly acquired Alain Mikli business, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million. In the fourth quarter of 2013 the Group recorded non-recurring expenses of (i) Euro 26.7 million related to the settlement of the tax audit of Luxottica S.r.l. (fiscal year 2007), and (ii) Euro 40.0 million related to tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007).

        On January 24, 2012, the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group closed approximately 10% of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization, the Group incurred non-recurring expenses of approximately Euro 21.7 million. The Group also recorded a non-recurring tax benefit of Euro 6.5 million related to the reorganization of the retail business in Australia and a non-recurring tax expense of Euro 10.0 million for the tax audit related to Luxottica S.r.l (fiscal year 2007).

34.  SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,457,295.98. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2013, 27,060,673 have been exercised.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

34.  SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,000
2005 Ordinary Plan	1,512,000	1,305,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,405,300
2009 Ordinary Plan	1,050,000	609,500
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,416,500
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	559,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	1,800,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,200,000
2010 Ordinary Plan	1,924,500	873,340
2011 Ordinary Plan	2,039,000	5,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	27,060,673

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors (the "Board") of the Company (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period. The 2008 PSP, which expired in 2013, had a term of five years, during which time the Board authorized the issuance of five grants to the 2008 PSP beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

34.  SHARE-BASED PAYMENTS (Continued)

achieved over the three-year period from 2011 through 2013. As of December 31, 2013, the consolidated cumulative earnings per share targets were achieved and therefore 509,500 shares were assigned to the beneficiaries. As of December 31, 2013, 120,750 units granted had been forfeited.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board granted certain of our key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2012 through 2014. Management expects that the target will be met. As of December 31, 2013, 67,200 units granted had been forfeited.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of our key employees 1,067,900 rights to receive ordinary shares which may be increased by 20% up to a maximum of 1,281,480 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2013 through 2015. Management expects that the target will be met. As of December 31, 2013, none of the 22,440 units granted had been forfeited.

        The information required by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

PSP 2013

Share price at the grant date (in Euro)	40.82
Expected option life	3 years
Dividend yield	1.92%

        The fair value of the units granted under the 2013 PSP was Euro 38.56 per unit.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

34.  SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option plans in 2013 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2012	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2013

2004 Ordinary Plan	13.79	Euro	21,300	—	—	(21,300)	—	—
2005 Ordinary Plan	16.89	Euro	225,000	—	—	(198,000)	—	27,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	(1,100,000)	—	—
2007 Ordinary Plan	24.03	Euro	15,000	—	—	(10,000)	—	5,000
2008 Ordinary Plan	18.08	Euro	608,470	—	—	(344,770)	—	263,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	136,500	—	—	(87,000)	—	49,500
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	236,000	—	—	(105,000)	—	131,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	792,566	—	—	(369,066)	—	423,500
2009 Plan—reassignment of 2006/2007plans for citizens resident in the U.S.	15.03	Euro	212,000	—	—	(131,500)	—	80,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	3,500,000	—	—	(1050,000)	—	2,450,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	187,500	—	—	(37,500)	—	150,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	1,121,500	—	(43,000)	(645,500)	—	433,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	515,500	—	(18,000)	(222,840)	—	274,660
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	1,277,000	—	(57,000)	—	—	1,220,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	598,500	—	(81,000)	—	—	517,500
2012 Ordinary Plan—for citizens not resident in the U.S.	28.32	Euro	1,389,000	—	(27,000)	—	—	1,362,000
2012 Ordinary Plan—for citizens resident in the U.S.	26.94	Euro	657,000	—	(71,000)	—	—	586,000
Total			12,592,836	—	(297,000)	(4,322,476)	—	7,973,360

        Options exercisable on December 31, 2013 are summarized in the following table:

Number of options exercisable as of December 31, 2013

2005 Plan	27,000
2007 Plan	5,000
2008 Plan	263,700
2009 Ordinary plan—for citizens not resident in the U.S.	49,500
2009 Ordinary plan—for citizens resident in the U.S.	131,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	423,500
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	80,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	2,450,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	150,000
2010 Plan—for citizens not resident in the U.S.	433,000
2010 Plan—for citizens resident in the U.S.	274,660
Total	4,287,860

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

34.  SHARE-BASED PAYMENTS (Continued)

        The remaining contractual life of plans in effect on December 31, 2013 is highlighted in the following table:

Remaining contractual life in years

2005 Ordinary Plan	0.08
2006 Ordinary Plan	1.08
2006 Performance Plan B	1.57
2007 Ordinary Plan	2.18
2008 Ordinary Plan	3.20
2009 Ordinary plan for citizens not resident in the U.S.	4.35
2009 Ordinary plan for citizens resident in the U.S.	4.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	3.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	4.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	4.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	4.45
2010 Ordinary Plan—for citizens not resident in the U.S.	5.33
2010 Ordinary Plan—for citizens resident in the U.S.	5.33
2011 Ordinary Plan—for citizens not resident in the U.S.	6.33
2011 Ordinary Plan—for citizens resident in the U.S.	6.33
2012 Ordinary Plan—for citizens not resident in the U.S.	7.35
2012 Ordinary Plan—for citizens resident in the U.S.	7.35

        With regards to the options exercised during the course of 2013, the weighted average share price of the shares in 2013 was equal to Euro 38.27.

        The Group has recorded an expense for the ordinary stock option plans of Euro 9.5 million and Euro 10.8 million in 2013 and 2012, respectively. For the extraordinary plan as well as for the 2009, 2010, 2011, 2012 and 2013 PSPs , the Group recorded an expense of Euro 18.7 million and Euro 30.5 million in 2013 and 2012, respectively.

        The stock plans outstanding as of December 31, 2013 are conditional upon satisfying the service conditions. The PSP plans are conditional upon satisfying service as well as performance conditions.

35.  DIVIDENDS

        In May 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.5 million. During 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million.

Notes to the

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2013

36.  CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group also monitors capital on the basis of a gearing ratio that is calculated as net financial position divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position. Please see Note 21 for the calculation of Net financial position. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

        The table below shows the Group's gearing ratio for 2013 and 2012.

	2013	2012

Total borrowings (notes 15 and 21)	2,079.4	2,452.5
less cash and cash equivalents	(618.0)	(790.1)

Net financial position	1,461.4	1,662.4
Total equity	4,149.9	3,993.2

Capital	5,611.3	5,655.6

Gearing ratio	26.0%	29.3%

37.  SUBSEQUENT EVENTS

        On January 20, 2014 the Group received an upgrade of its long-term credit rating from BBB+ to A-by Standard & Poor's. The A- rating also applies to our EMTN program and all our outstanding notes, including our Eurobonds due on November 10, 2015 and March 19, 2019.

        On January 31, 2014, the Group completed the acquisition of Glasses.com from Well Point Inc. The purchase price was approximately USD 40 million.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. Interest on the notes accrues at 2.625% per annum (ISIN XS1030851791). The Notes were assigned an A- credit rating by Standard & Poor's.

ATTACHMENT 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of December 31, 2013	Final exchange rate as of December 31, 2013	Average exchange rate as of December 31, 2012	Final exchange rate as of December 31, 2012

(per €1)
Argentine Peso	7.2718	8.9891	5.8403	6.4864
Australian Dollar	1.3766	1.5423	1.2407	1.2712
Brazilian Real	2.8662	3.2576	2.5084	2.7036
Canadian Dollar	1.3679	1.4671	1.2842	1.3137
Chilean Peso	657.9055	724.7690	624.7870	631.7290
Chinese Renminbi	8.1630	8.3491	8.1052	8.2207
Colombian Peso	2,482.2448	2,664.4199	2,309.5708	2,331.2300
Croatian Kuna	7.5787	7.6265	7.5217	7.5575
Great Britain Pound	0.8492	0.8337	0.8109	0.8161
Hong Kong Dollar	10.2988	10.6933	9.9663	10.2260
Hungarian Forint	296.9317	297.0400	289.2494	292.3000
Indian Rupee	77.8649	85.3660	68.5973	72.5600
Israeli Shekel	4.7938	4.7880	4.9536	4.9258
Japanese Yen	129.5942	144.7200	102.4919	113.6100
Malaysian Ringgit	4.1838	4.5221	3.9672	4.0347
Mexican Peso	16.9551	18.0731	16.9029	17.1845
Namibian Dollar	12.8251	14.5660	10.5511	11.1727
New Zealand Dollar	1.6199	1.6762	1.5867	1.6045
Norwegian Krona	7.8044	8.3630	7.4751	7.3483
Peruvian Nuevo Sol	3.5896	3.8586	3.3901	3.3678
Polish Zloty	4.1974	4.1543	4.1847	4.0740
Russian Ruble	43.8514	45.3246	—	—
Singapore Dollar	1.6613	1.7414	1.6055	1.6111
South African Rand	12.8251	14.5660	10.5511	11.1727
South Korean Won	1,453.6873	1,450.9301	1,447.6913	1,406.2300
Swedish Krona	8.6492	8.8591	8.7041	8.5820
Swiss Franc	1.2310	1.2276	1.2053	1.2072
Taiwan Dollar	39.4168	41.1400	37.9965	38.3262
Thai Baht	40.8032	45.1780	39.9276	40.3470
Turkish Lira	2.5319	2.9605	2.3135	2.3551
U.S. Dollar	1.3277	1.3791	1.2848	1.3194
United Arab Emirates Dirham	4.8768	5.0654	4.7190	4.8462

************************************

Certification of the consolidated financial statements, pursuant to Article 154-bis of the Legislative Decree 58/98.

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group SpA, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ending December 31, 2013.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2013 was based on a process developed by Luxottica Group SpA in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   The consolidated financial statements:

            a)    have been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and the provisions in which implement Art. 9 of the Legislative Decree no. 38/205issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with accounting books and entries;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the consolidated financial statements includes a reliable analysis of operating trends and the result of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, February 27, 2014

Andrea Guerra

(Chief Executive Officer)

Enrico Cavatorta

(Manager in charge with preparing the Company's financial reports)

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  Exhibit 99.2
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012